03039300

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NOV 24 2003

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, November 12, 2003,
Series TMTS 2003-6HE
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100164
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

[TPW: NYLEGAL:184904.1] 17988-00164 11/21/03 02:05pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 11/12/03

ACE SECURITIES CORP.

By:__________________________
Name: Douglas K. Johnson
Title: President

By:__________________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Terwin Mortgage Trust

$210,621,000 *(approximate)*

Terwin Mortgage Trust

Series TMTS 2003-6HE

Ace Securities Corp.
(Depositor)

The Winter Group
(Originator)

Deutsche Bank

November 12, 2003

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. The issuer of the securities and Freddie Mac have not prepared, reviewed or participated in the preparation of this material, are not responsible for the accuracy of this material and have not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as an agent for the issuer in connection with the proposed transaction.

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 12, 2003

Terwin Mortgage Trust
Series TMTS 2003-6HE
$210,621,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	75,339,000	Float	2.76	1 - 98	0	ACT/360	Nov. 2033	Aaa / AAA / AAA
A-2	65,000,000	Float	1.24	1 - 33	0	ACT/360	Nov. 2033	Aaa / AAA / AAA
A-3	35,000,000	Float	5.59	33 - 98	0	ACT/360	Nov. 2033	Aaa / AAA / AAA
M-1	12,830,000	Float	5.40	39 - 98	0	ACT/360	Nov. 2033	Aa2 / AA+ / AA
M-2	11,226,000	Float	5.38	38 - 98	0	ACT/360	Nov. 2033	A2 / A+ / A
M-3	3,207,000	Float	5.37	37 - 98	0	ACT/360	Nov. 2033	A3 / A / A-
M-4	2,673,000	Float	5.36	37 - 98	0	ACT/360	Nov. 2033	Baa1 / A- / BBB+
M-5	2,673,000	Float	5.36	37 - 98	0	ACT/360	Nov. 2033	Baa2 / BBB+ / BBB
M-6	2,673,000	Float	5.21	37 - 98	0	ACT/360	Nov. 2033	Baa3 / BBB- / NR
Total	**$210,621,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	20% HEP
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1, Class A-2 and Class A-3 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Senior Certificates and the Mezzanine Certificates are backed by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Senior Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Statistical Cut-off Date, the Mortgage Loans will consist of approximately 1,357 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of the Mortgage Loans is approximately $214,012,325 as of the Statistical Cut-off Date.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Depositor:	Ace Securities Corp.
Originator:	The Winter Group
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	Primary servicing will be provided by Ocwen Federal Bank FSB and Wilshire Credit Corp.
Trustee:	Bank One National Association
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc. and Terwin Capital LLC
Statistical Cut-off Date:	October 1, 2003
Cut-off Date:	November 1, 2003
Expected Pricing:	Week of November 10, 2003
Expected Closing Date:	On or about November 25, 2003
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in December 2003.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers, Credit Risk Manager, PMI Provider and Custodian will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.58% for the Mortgage Loans as of the Statistical Cut-off Date.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to each Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates. In the event that such owner is an affiliate of the Seller or fails to exercise its option, then Ocwen may, at its discretion, exercise this option.
Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by it and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by it only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Allocations of Realized Losses to the Mezzanine Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of the Mezzanine Certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated realized losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.50% of the original aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to increase to 3.00% of the ending aggregate principal balance of the Mortgage Loans subject to a floor of 0.50% of the original aggregate principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any, is available to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary.

Transaction Overview (Cont.)

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 36.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Stepdown Date
A-1	Aaa / AAA / AAA	18.00%	36.00%
A-2	Aaa / AAA / AAA	18.00%	36.00%
A-3	Aaa / AAA / AAA	18.00%	36.00%
M-1	Aa2 / AA / AA	12.00%	24.00%
M-2	A2 / A / A	6.75%	13.50%
M-3	A3 / A- / A	5.25%	10.50%
M-4	Baa1 / BBB+ / BBB+	4.00%	8.00%
M-5	Baa2 / BBB / BBB	2.75%	5.50%
M-6	Baa3 / BBB- / BBB-	1.50%	3.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series TMTS 2003-6HE Certificates is limited by the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the Net WAC Pass-Through Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Cap Agreement:	On the Closing Date, the Trustee will enter into a "Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Cap Agreement will be based upon the schedule on p. 13.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Cap Agreement, if any, to pay the Net WAC Rate Carryover amount on the Senior Certificates and the Mezzanine Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 36.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed concurrently, (i) to the holders of the Class A-1 Certificates and (ii) to the holders of the Class A-2 Certificates and Class A-3 Certificates, on a pro rata basis, based on the Certificate Principal Balance of each such class, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however that the pro rata allocation of the Class A Principal Distribution Amount to the Class A-2 Certificates and Class A-3 Certificates shall be based on the total Certificate Principal Balance of the Class A-2 Certificates and Class A-3 Certificates, but shall be distributed to the Class A-2 Certificates and the Class A-3 Certificates on a sequential basis, in that order, until the Certificate Principal Balances of the Class A-2 Certificates and Class A-3 Certificates have been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 24.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 13.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 10.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 8.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 5.50% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 3.00% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Transaction Overview (Cont.)

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 45.00% of the senior credit enhancement percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2006 to November 2007	[2.25]%, plus 1/12th of [1.00]% for each month thereafter
December 2007 to November 2008	[3.25]%, plus 1/12th of [0.75]% for each month thereafter
December 2008 to November 2009	[4.00]%, plus 1/12th of [0.75]% for each month thereafter
December 2009 to November 2010	[4.75]%, plus 1/12th of [0.50]% for each month thereafter
December 2010 and thereafter	[5.25]%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates.
6. From excess interest, if any, to pay the allocated realized losses on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates in the same order of priority as described in 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

Fixed (% of Pricing Speed)>>		0%	80%	100%	150%	200%
ARM (% of Pricing Speed)>>		0%	80%	100%	150%	200%
A-1	Avg Life	17.43	3.49	2.76	1.62	1.03
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Aug-06
A-2	Avg Life	12.88	1.56	1.24	0.81	0.58
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	May-25	Jul-07	Aug-06	Aug-05	Feb-05
A-3	Avg Life	25.89	7.06	5.59	3.14	1.85
	First Payment Date	May-25	Jul-07	Aug-06	Aug-05	Feb-05
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Aug-06
M-1	Avg Life	25.37	6.68	5.40	4.46	3.55
	First Payment Date	Jan-24	Jan-07	Feb-07	Sep-07	Aug-06
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07
M-2	Avg Life	25.37	6.68	5.38	4.07	3.61
	First Payment Date	Jan-24	Jan-07	Jan-07	Apr-07	Mar-07
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07
M-3	Avg Life	25.37	6.68	5.37	3.94	3.37
	First Payment Date	Jan-24	Jan-07	Dec-06	Mar-07	Jan-07
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07
M-4	Avg Life	25.37	6.68	5.36	3.89	3.26
	First Payment Date	Jan-24	Jan-07	Dec-06	Feb-07	Dec-06
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07
M-5	Avg Life	25.37	6.68	5.36	3.85	3.19
	First Payment Date	Jan-24	Jan-07	Dec-06	Jan-07	Nov-06
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07
M-6	Avg Life	25.28	6.49	5.21	3.72	3.05
	First Payment Date	Jan-24	Jan-07	Dec-06	Dec-06	Oct-06
	Last Payment Date	Mar-32	Feb-14	Jan-12	Feb-09	Jul-07

Sensitivity Table
To Maturity

Fixed (% of Pricing Speed)>>		0%	80%	100%	150%	200%
ARM (% of Pricing Speed)>>		0%	80%	100%	150%	200%
A-1	Avg Life	17.49	3.77	3.01	1.79	1.03
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	Jul-33	Aug-25	Dec-21	Mar-16	Aug-06
A-2	Avg Life	12.88	1.56	1.24	0.81	0.58
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	May-25	Jul-07	Aug-06	Aug-05	Feb-05
A-3	Avg Life	26.04	7.88	6.30	3.62	1.85
	First Payment Date	May-25	Jul-07	Aug-06	Aug-05	Feb-05
	Last Payment Date	Jul-33	Aug-25	Dec-21	Mar-16	Aug-06
M-1	Avg Life	25.51	7.35	5.99	4.85	5.38
	First Payment Date	Jan-24	Jan-07	Feb-07	Sep-07	Aug-06
	Last Payment Date	Jun-33	Oct-21	Aug-18	Oct-13	Sep-12
M-2	Avg Life	25.50	7.27	5.89	4.41	3.99
	First Payment Date	Jan-24	Jan-07	Jan-07	Apr-07	Mar-07
	Last Payment Date	May-33	Feb-20	Jul-17	Oct-12	Mar-10
M-3	Avg Life	25.49	7.17	5.78	4.20	3.56
	First Payment Date	Jan-24	Jan-07	Dec-06	Mar-07	Jan-07
	Last Payment Date	Feb-33	Apr-18	Jul-15	Jun-11	Mar-09
M-4	Avg Life	25.47	7.07	5.69	4.10	3.41
	First Payment Date	Jan-24	Jan-07	Dec-06	Feb-07	Dec-06
	Last Payment Date	Dec-32	Apr-17	Sep-14	Nov-10	Oct-08
M-5	Avg Life	25.43	6.89	5.54	3.97	3.27
	First Payment Date	Jan-24	Jan-07	Dec-06	Jan-07	Nov-06
	Last Payment Date	Sep-32	Feb-16	Sep-13	Mar-10	Apr-08
M-6	Avg Life	25.28	6.49	5.22	3.73	3.05
	First Payment Date	Jan-24	Jan-07	Dec-06	Dec-06	Oct-06
	Last Payment Date	Apr-32	Jul-14	May-12	May-09	Sep-07

Cap Schedule

Period	Payment Date	Cap Schedule Notional Amount	Strike Rate (%)	Ceiling (%)
1	12/25/2003	259,355,161	6.16	10.00
2	1/25/2004	254,501,883	6.38	10.00
3	2/25/2004	249,540,710	6.16	10.00
4	3/25/2004	244,472,531	6.39	10.00
5	4/25/2004	239,299,244	6.17	10.00
6	5/25/2004	234,023,756	6.17	10.00
7	6/25/2004	228,650,650	6.63	10.00
8	7/25/2004	223,184,767	6.17	10.00
9	8/25/2004	217,637,371	6.39	10.00
10	9/25/2004	212,212,037	6.17	10.00
11	10/25/2004	206,922,044	6.42	10.00
12	11/25/2004	201,764,001	6.20	10.00
13	12/25/2004	196,734,599	6.20	10.00
14	1/25/2005	191,830,617	6.42	10.00
15	2/25/2005	187,048,913	6.24	10.00
16	3/25/2005	182,387,220	6.46	10.00
17	4/25/2005	177,841,716	6.25	10.00
18	5/25/2005	173,409,491	6.25	10.00
19	6/25/2005	169,087,711	6.98	10.00
20	7/25/2005	164,873,612	6.25	10.00
21	8/25/2005	160,764,500	7.15	10.00
22	9/25/2005	156,771,775	6.94	10.00
23	10/25/2005	152,878,881	7.20	10.00
24	11/25/2005	149,082,560	6.95	10.00
25	12/25/2005	145,380,407	6.95	10.00
26	1/25/2006	141,770,078	7.20	10.00
27	2/25/2006	138,249,286	7.19	10.00
28	3/25/2006	134,819,204	7.46	10.00
29	4/25/2006	131,474,260	7.22	10.00
30	5/25/2006	128,212,164	7.22	10.00
31	6/25/2006	125,030,856	8.04	10.00
32	7/25/2006	121,928,329	7.21	10.00
33	8/25/2006	118,902,626	7.72	10.00
34	9/25/2006	115,954,318	7.82	10.00
35	10/25/2006	113,084,043	8.10	10.00
36	11/25/2006	110,284,631	7.82	10.00
37	12/25/2006	107,554,328	7.82	10.00
38	1/25/2007	104,891,422	8.09	10.00
39	2/25/2007	102,294,246	8.03	10.00
40	3/25/2007	99,762,824	8.44	10.00
41	4/25/2007	97,294,961	8.15	10.00
42	5/25/2007	94,887,937	8.14	10.00
43	6/25/2007	92,540,246	9.06	10.00
44	7/25/2007	90,250,424	8.13	10.00
45	8/25/2007	88,017,041	8.43	10.00

Cap Schedule (Continued)

Period	Payment Date	Cap Schedule Notional Amount	Strike Rate (%)	Ceiling (%)
46	9/25/2007	85,838,787	8.25	10.00
47	10/25/2007	83,714,995	8.54	10.00
48	11/25/2007	81,643,521	8.24	10.00
49	12/25/2007	79,623,074	8.24	10.00
50	1/25/2008	77,652,393	8.53	10.00
51	2/25/2008	75,730,251	8.23	10.00
52	3/25/2008	73,855,451	8.63	10.00
53	4/25/2008	72,027,401	8.33	10.00
54	5/25/2008	70,244,359	8.33	10.00
55	6/25/2008	68,505,214	8.93	10.00
56	7/25/2008	66,808,885	8.33	10.00
57	8/25/2008	65,154,204	8.65	10.00
58	9/25/2008	63,539,906	8.51	10.00
59	10/25/2008	61,965,816	8.81	10.00
60	11/25/2008	60,430,463	8.50	10.00
61	12/25/2008	58,932,893	8.50	10.00
62	1/25/2009	57,472,174	8.79	10.00
63	2/25/2009	56,047,400	8.49	10.00
64	3/25/2009	54,657,688	8.79	10.00
65	4/25/2009	53,302,206	8.48	10.00
66	5/25/2009	51,980,078	8.48	10.00
67	6/25/2009	50,690,483	9.43	10.00
68	7/25/2009	49,432,621	8.47	10.00
69	8/25/2009	48,205,711	8.76	10.00
70	9/25/2009	47,008,993	8.46	10.00
71	10/25/2009	45,841,729	8.75	10.00
72	11/25/2009	44,703,188	8.45	10.00
73	12/25/2009	43,592,666	8.44	10.00
74	1/25/2010	42,509,473	8.73	10.00
75	2/25/2010	41,452,937	8.43	10.00
76	3/25/2010	40,422,403	8.72	10.00
77	4/25/2010	39,417,232	8.42	10.00
78	5/25/2010	38,436,801	8.42	10.00
79	6/25/2010	37,480,501	9.36	10.00
80	7/25/2010	36,547,740	8.41	10.00
81	8/25/2010	35,637,940	8.70	10.00
82	9/25/2010	34,750,535	8.40	10.00
83	10/25/2010	33,885,026	8.69	10.00
84	11/25/2010	33,040,823	8.39	10.00
85	12/25/2010	32,217,403	8.39	10.00
86	1/25/2011	31,414,257	8.68	10.00
87	2/25/2011	30,630,887	8.38	10.00
88	3/25/2011	29,866,806	8.67	10.00
89	4/25/2011	29,121,541	8.37	10.00
90	5/25/2011	28,394,630	8.36	10.00

Cap Schedule (Continued)

Period	Payment Date	Cap Schedule Notional Amount	Strike Rate (%)	Ceiling (%)
91	6/25/2011	27,685,623	9.31	10.00
92	7/25/2011	26,994,081	8.35	10.00
93	8/25/2011	26,319,573	8.64	10.00
94	9/25/2011	25,661,683	8.34	10.00
95	10/25/2011	25,020,003	8.63	10.00
96	11/25/2011	24,394,135	8.33	10.00
97	12/25/2011	23,783,690	8.33	10.00
98	1/25/2012	23,188,290	8.62	10.00
99	2/25/2012	22,607,566	8.32	10.00
100	3/25/2012	22,041,159	8.61	10.00
101	4/25/2012	21,488,716	8.31	10.00
102	5/25/2012	20,949,895	8.31	10.00
103	6/25/2012	20,424,362	8.91	10.00
104	7/25/2012	19,911,791	8.30	10.00
105	8/25/2012	19,411,864	8.59	10.00
106	9/25/2012	18,924,271	8.29	10.00
107	10/25/2012	18,448,709	8.58	10.00

Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	12/25/2003	11.40
2	1/25/2004	10.92
3	2/25/2004	11.20
4	3/25/2004	11.37
5	4/25/2004	11.19
6	5/25/2004	11.42
7	6/25/2004	10.64
8	7/25/2004	11.42
9	8/25/2004	10.93
10	9/25/2004	11.19
11	10/25/2004	11.10
12	11/25/2004	11.15
13	12/25/2004	11.41
14	1/25/2005	10.92
15	2/25/2005	11.13
16	3/25/2005	11.60
17	4/25/2005	11.14
18	5/25/2005	11.35
19	6/25/2005	10.29
20	7/25/2005	11.39
21	8/25/2005	10.29
22	9/25/2005	11.03
23	10/25/2005	10.96
24	11/25/2005	11.01
25	12/25/2005	11.28
26	1/25/2006	10.73
27	2/25/2006	10.82
28	3/25/2006	11.49
29	4/25/2006	10.95
30	5/25/2006	11.20
31	6/25/2006	10.00
32	7/25/2006	11.22
33	8/25/2006	10.44
34	9/25/2006	10.90
35	10/25/2006	10.84
36	11/25/2006	10.89
37	12/25/2006	11.17
38	1/25/2007	10.57
39	2/25/2007	10.71
40	3/25/2007	11.42
41	4/25/2007	10.82
42	5/25/2007	11.11
43	6/25/2007	9.75
44	7/25/2007	11.10
45	8/25/2007	10.46

Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	9/25/2007	10.80
47	10/25/2007	10.74
48	11/25/2007	10.78
49	12/25/2007	11.06
50	1/25/2008	10.43
51	2/25/2008	10.76
52	3/25/2008	11.03
53	4/25/2008	10.75
54	5/25/2008	11.03
55	6/25/2008	10.04
56	7/25/2008	11.00
57	8/25/2008	10.37
58	9/25/2008	10.68
59	10/25/2008	10.64
60	11/25/2008	10.68
61	12/25/2008	10.97
62	1/25/2009	10.33
63	2/25/2009	10.65
64	3/25/2009	11.28
65	4/25/2009	10.65
66	5/25/2009	10.94
67	6/25/2009	9.57
68	7/25/2009	10.92
69	8/25/2009	10.29
70	9/25/2009	10.61
71	10/25/2009	10.57
72	11/25/2009	10.59
73	12/25/2009	10.89
74	1/25/2010	10.26
75	2/25/2 010	10.58
76	3/25/2010	11.19
77	4/25/2010	10.56
78	5/25/2010	10.84
79	6/25/2010	9.51
80	7/25/2010	10.83
81	8/25/2010	10.21
82	9/25/2010	10.52
83	10/25/2010	10.49
84	11/25/2010	10.51
85	12/25/2010	10.79
86	1/25/2011	10.17
87	2/25/2011	10.48
88	3/25/2011	11.09
89	4/25/2011	10.46
90	5/25/2011	10.75

Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
91	6/25/2011	9.44
92	7/25/2011	10.74
93	8/25/2011	10.13
94	9/25/2011	10.43
95	10/25/2011	10.40
96	11/25/2011	10.42
97	12/25/2011	10.69
98	1/25/2012	10.09
99	2/25/2012	10.39

*CPR: 28% (ARM); HEP: 20% (Fixed)
*1 Month LIBOR: 20%
*6 Month LIBOR: 20%

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	1,357	Index Type:	
Aggregate Principal Balance:	$214,012,325	6 Month LIBOR:	54.26%
Average Principal Balance:	$157,710	Fixed Rate:	45.74%
Range:	$9,812 - $997,857	W.A. Initial Periodic Cap:	2.97%
W.A. Coupon:	7.323%	W.A. Subsequent Periodic Cap:	1.04%
Range:	3.625% - 14.990%	W.A. Lifetime Rate Cap:	6.01%
W.A. Gross Margin:	5.203%	Property Type:	
Range:	1.120% - 10.250%	Single Family:	67.13%
W.A. Remaining Term (months):	339	2-4 Family:	19.36%
Range:	56 - 360	PUD:	8.06%
W.A. Seasoning: (months)	2	Condo:	4.64%
Latest Maturity Date:	October 1, 2033	Manufactured Housing:	0.42%
State Concentration (Top 5):		Townhouse:	0.39%
California:	23.89%	Occupancy Status:	
Florida	13.70%	Primary:	83.90%
New York	11.81%	Investment:	14.65%
New Jersey	6.37%	Second Home:	1.46%
Illinois	5.78%	Documentation Type:	
W.A. Combined Original LTV:	80.31%	Full Documentation:	38.14%
Range:	23.19% - 100.00%	Stated Documentation:	28.90%
First Liens:	95.01%	Reduced Documentation:	18.83%
Second Liens	4.99%	No Ratio	8.62%
Non-Balloon Loans:	95.04%	No Income / No Asset	5.51%
Interest Only Loans	7.27%	W.A. Prepayment Penalty – Term (months):	32
W.A. FICO Score:	653	Loans with Prepay Penalties:	67.08%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	784	$97,891,104	45.74%
ARM	573	116,121,221	54.26
Total:	**1,357**	**$214,012,325**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	327	$8,092,081	3.77%
50,000.01 - 100,000.00	227	17,185,297	8.01
100,000.01 - 150,000.00	234	29,147,846	13.58
150,000.01 - 200,000.00	183	31,842,500	14.84
200,000.01 - 250,000.00	106	23,747,533	11.07
250,000.01 - 300,000.00	102	27,983,629	13.04
300,000.01 - 350,000.00	65	21,041,780	9.81
350,000.01 - 400,000.00	33	12,409,036	5.78
400,000.01 - 450,000.00	21	8,970,346	4.18
450,000.01 - 500,000.00	25	12,009,950	5.60
500,000.01 - 550,000.00	11	5,753,750	2.68
550,000.01 - 600,000.00	7	4,102,750	1.91
600,000.01 - 650,000.00	9	5,739,750	2.67
700,000.01 - 750,000.00	1	730,000	0.34
850,000.01 - 900,000.00	1	875,000	0.41
950,000.01 - 1,000,000.00	5	4,955,000	2.31
Total:	**1,357**	**$214,586,248**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	328	$8,094,956	3.78%
50,000.01 - 100,000.00	227	17,147,439	8.01
100,000.01 - 150,000.00	235	29,243,279	13.66
150,000.01 - 200,000.00	181	31,456,421	14.70
200,000.01 - 250,000.00	106	23,697,155	11.07
250,000.01 - 300,000.00	102	27,927,174	13.05
300,000.01 - 350,000.00	65	21,002,044	9.81
350,000.01 - 400,000.00	33	12,387,401	5.79
400,000.01 - 450,000.00	21	8,954,451	4.18
450,000.01 - 500,000.00	25	11,987,865	5.60
500,000.01 - 550,000.00	11	5,740,987	2.68
550,000.01 - 600,000.00	7	4,096,864	1.91
600,000.01 - 650,000.00	9	5,727,943	2.68
700,000.01 - 750,000.00	1	728,966	0.34
850,000.01 - 900,000.00	1	871,692	0.41
950,000.01 - 1,000,000.00	5	4,947,687	2.31
Total:	**1,357**	**$214,012,325**	**100.00%**

Stated Remaining Term to Maturity

Stated Remaining Term to Maturity (Mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49 - 60	3	$39,786	0.02%
109 - 120	3	41,339	0.02
169 - 180	315	19,506,577	9.11
229 - 240	108	4,622,439	2.16
325 - 336	2	118,405	0.06
337 - 348	4	492,076	0.23
349 - 360	922	189,191,703	88.40
Total:	**1,357**	**$214,012,325**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 6.500	257	$65,475,928	30.59%
6.501 - 7.000	203	43,731,347	20.43
7.001 - 7.500	168	30,651,965	14.32
7.501 - 8.000	168	30,286,945	14.15
8.001 - 8.500	91	16,158,532	7.55
8.501 - 9.000	70	10,636,198	4.97
9.001 - 9.500	23	2,864,911	1.34
9.501 - 10.000	39	4,025,988	1.88
10.001 - 10.500	13	429,288	0.20
10.501 - 11.000	28	1,487,549	0.70
11.001 - 11.500	32	1,290,306	0.60
11.501 - 12.000	69	2,246,255	1.05
12.001 - 12.500	11	256,333	0.12
12.501 - 13.000	33	696,780	0.33
13.001 - 13.500	15	357,124	0.17
13.501 - 14.000	119	2,913,904	1.36
14.001 - 14.500	12	376,707	0.18
14.501 - 15.000	6	126,265	0.06
Total:	**1,357**	**$214,012,325**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	28	$5,880,669	2.75%
50.01 - 55.00	13	3,430,581	1.60
55.01 - 60.00	18	7,146,348	3.34
60.01 - 65.00	23	7,902,131	3.69
65.01 - 70.00	98	22,674,474	10.59
70.01 - 75.00	62	11,855,992	5.54
75.01 - 80.00	371	71,832,600	33.56
80.01 - 85.00	87	14,144,835	6.61
85.01 - 90.00	183	28,927,658	13.52
90.01 - 95.00	177	27,739,230	12.96
95.01 - 100.00	297	12,477,808	5.83
Total:	**1,357**	**$214,012,325**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score

FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 500	1	$101,195	0.05%
501 - 550	91	12,101,863	5.65
551 - 600	237	27,574,500	12.88
601 - 650	572	70,188,669	32.80
651 - 700	265	58,093,612	27.14
701 - 750	128	29,948,643	13.99
751 - 800	62	15,720,299	7.35
801 - 850	1	283,544	0.13
Total:	**1,357**	**$214,012,325**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	245	51,131,012	23.89%
Florida	230	29,309,100	13.70
New York	83	25,264,328	11.81
New Jersey	50	13,626,719	6.37
Illinois	72	12,371,531	5.78
Maryland	47	8,410,150	3.93
Virginia	42	7,798,134	3.64
Massachusetts	32	7,657,993	3.58
Michigan	52	6,269,102	2.93
Georgia	32	5,786,724	2.70
Washington	44	5,148,112	2.41
Connecticut	33	3,832,583	1.79
Colorado	28	3,722,319	1.74
Arizona	41	3,456,763	1.62
Minnesota	16	3,207,445	1.50
North Carolina	25	2,993,055	1.40
Rhode Island	19	2,874,237	1.34
Nevada	17	2,826,925	1.32
Utah	21	2,659,581	1.24
Pennsylvania	33	2,414,549	1.13
Texas	29	2,150,303	1.00
Ohio	24	1,284,049	0.60
Oklahoma	7	1,134,074	0.53
Indiana	20	870,997	0.41
South Carolina	7	856,501	0.40
New Hampshire	4	735,340	0.34
Oregon	12	715,165	0.33
Missouri	20	705,924	0.33
Tennessee	10	697,989	0.33
Wisconsin	7	607,210	0.28
Idaho	8	474,392	0.22
Vermont	2	459,691	0.21
Kentucky	7	452,040	0.21
New Mexico	6	430,953	0.20
Delaware	3	403,297	0.19
Louisiana	5	403,246	0.19
District of Columbia	2	204,694	0.10

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	5	169,446	0.08
Maine	1	143,896	0.07
Nebraska	5	108,735	0.05
Montana	2	86,132	0.04
Hawaii	2	56,001	0.03
Kansas	3	54,619	0.03
Iowa	2	25,482	0.01
South Dakota	1	11,792	0.01
Mississippi	1	9,996	0.00
Total:	**1,357**	**$214,012,325**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,161	$179,545,874	83.90%
Investment	183	31,348,970	14.65
Second Home	13	3,117,481	1.46
Total:	**1,357**	**$214,012,325**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	758	$81,614,660	38.14%
Stated Documentation	277	61,854,196	28.90
Reduced Documentation	186	40,291,054	18.83
No Ratio	78	18,455,727	8.62
No Income / No Asset	58	11,796,687	5.51
Total:	**1,357**	**$214,012,325**	**100.00%**

Loan Purpose

Loan Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	769	$109,310,971	51.08%
Refinance - Cashout	452	81,925,195	38.28
Refinance - Rate Term	136	22,776,158	10.64
Total:	**1,357**	**$214,012,325**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	980	$143,672,396	67.13%
2-4 Family	182	41,432,777	19.36
PUD	112	17,243,027	8.06
Condo	65	9,925,071	4.64
Manufactured Housing	11	896,212	0.42
Townhouse	7	842,842	0.39
Total:	**1,357**	**$214,012,325**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November 2003	1	$160,568	0.14%
January 2004	4	1,729,266	1.49
February 2004	5	1,891,400	1.63
November 2004	1	134,876	0.12
December 2004	2	148,206	0.13
January 2005	1	102,312	0.09
April 2005	1	206,910	0.18
May 2005	11	2,673,344	2.30
June 2005	17	3,490,169	3.01
July 2005	37	8,082,234	6.96
August 2005	213	44,766,008	38.55
September 2005	33	6,502,100	5.60
October 2005	4	1,138,400	0.98
May 2006	1	264,000	0.23
July 2006	17	3,176,160	2.74
August 2006	164	29,458,282	25.37
September 2006	21	2,904,463	2.50
June 2008	2	999,745	0.86
July 2008	13	2,899,440	2.50
August 2008	18	3,154,148	2.72
September 2008	5	1,398,190	1.20
October 2008	2	841,000	0.72
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.001 - 1.500	1	$97,230	0.08%
2.001 - 2.500	9	1,997,422	1.72
2.501 - 3.000	16	5,650,372	4.87
3.001 - 3.500	60	15,447,794	13.30
3.501 - 4.000	29	6,850,583	5.90
4.001 - 4.500	38	9,078,203	7.82
4.501 - 5.000	114	24,022,407	20.69
5.001 - 5.500	36	7,845,410	6.76
5.501 - 6.000	57	10,472,844	9.02
6.001 - 6.500	58	10,656,321	9.18
6.501 - 7.000	49	8,387,379	7.22
7.001 - 7.500	36	5,553,997	4.78
7.501 - 8.000	36	5,358,683	4.61
8.001 - 8.500	21	2,970,742	2.56
8.501 - 9.000	7	649,641	0.56
9.001 - 9.500	4	938,813	0.81
9.501 - 10.000	1	103,460	0.09
10.001 - 10.500	1	39,921	0.03
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
8.501 - 9.000	1	$269,915	0.23%
9.501 - 10.000	1	311,213	0.27
10.001 - 10.500	13	3,524,993	3.04
10.501 - 11.000	30	7,134,196	6.14
11.001 - 11.500	38	9,284,982	8.00
11.501 - 12.000	59	13,572,201	11.69
12.001 - 12.500	53	12,946,095	11.15
12.501 - 13.000	41	10,451,229	9.00
13.001 - 13.500	43	9,142,944	7.87
13.501 - 14.000	89	16,546,107	14.25
14.001 - 14.500	58	9,939,041	8.56
14.501 - 15.000	58	9,218,953	7.94
15.001 - 15.500	42	6,731,373	5.80
15.501 - 16.000	34	5,439,239	4.68
16.001 - 16.500	3	223,654	0.19
16.501 - 17.000	8	1,241,704	1.07
17.501 - 18.000	2	143,381	0.12
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.501 - 4.000	1	269,915	0.23%
4.001 - 4.500	3	1,302,000	1.12
4.501 - 5.000	11	3,341,323	2.88
5.001 - 5.500	22	6,296,550	5.42
5.501 - 6.000	36	8,454,616	7.28
6.001 - 6.500	60	13,933,447	12.00
6.501 - 7.000	116	24,924,599	21.46
7.001 - 7.500	96	18,428,622	15.87
7.501 - 8.000	94	16,934,567	14.58
8.001 - 8.500	59	10,665,483	9.18
8.501 - 9.000	46	7,234,741	6.23
9.001 - 9.500	10	1,166,981	1.00
9.501 - 10.000	16	2,574,234	2.22
10.501 - 11.000	3	594,143	0.51
Total:	**573**	**116,121,221**	**100.00%**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	8	$3,180,570	2.74%
1.50	39	8,303,282	7.15
2.00	5	804,249	0.69
3.00	485	95,904,880	82.59
5.00	36	7,928,240	6.83
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	534	$107,817,939	92.85%
1.50	39	8,303,282	7.15
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	146	$33,765,015	29.08%
5.001 - 5.500	1	100,613	0.09
5.501 - 6.000	224	47,399,910	40.82
6.501 - 7.000	202	34,855,684	30.02
Total:	**573**	**$116,121,221**	**100.00%**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Charge Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaini ng Principal Balance
0	402	$70,443,358	32.92%
6	1	206,185	0.10
12	76	15,367,465	7.18
18	2	1,010,967	0.47
24	265	42,963,471	20.08
30	4	729,027	0.34
36	524	70,394,951	32.89
48	1	22,888	0.01
60	82	12,874,013	6.02
Total:	**1,357**	**$214,012,325**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158